                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                Amendment No. 3

                   Under the Securities Exchange Act of 1934

                           CalComp Technology, Inc.
               2411 W. LaPalma Avenue, Anaheim, California 92801
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   128701109
-------------------------------------------------------------------------------
                                (CUSIP Number)

          Marian S. Block, Vice President, Associate General Counsel
                           and Assistant Secretary,
               Lockheed Martin Corporation, 6801 Rockledge Drive,
                    Bethesda, Maryland 20817 (301) 897-6314
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 14, 1999
       ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedules, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                                Amendment No. 3

 ---------------------------                    ------------------------------
    CUSIP No. 128701109                                  Page 2 of 6 Pages
 ---------------------------                    ------------------------------

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                Lockheed Martin Corporation
                I.R.S. Employer Identification No. 52-1893632
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
                                                         (b) [_]
           NOT APPLICABLE
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
           EXCHANGE OF STOCK
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
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    NUMBER OF                         7  SOLE VOTING POWER
     SHARES                               40,742,957
                                         ---------------------------------------
   BENEFICIALLY                       8  SHARED VOTING POWER
    OWNED BY                             0
                                         ---------------------------------------
     EACH                             9  SOLE DISPOSITIVE POWER
   REPORTING                             40,742,957
                                         ---------------------------------------
    PERSON                           10  SHARED DISPOSITIVE POWER
     WITH                                0
================================================================================
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        40,742,957
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 86.5%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        CO
================================================================================

                        Amendment No. 3 to Schedule 13D
                        -------------------------------

   Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission on March 29, 1996 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 23, 1996 and Amendment No. 2 filed with the Securities and Exchange Commission on December 31, 1998 (collectively, the "Schedule 13D"). Capitalized terms which are not otherwise defined herein shall have the definitions given them in the Schedule 13D. The
Schedule 13D is hereby amended as follows:

Item 1.  Security and Issuer.*
         ---------------------

   Common Stock, $.01 par value ("Common Stock")
   CalComp Technology, Inc.
   2411 W. LaPalma Avenue
   Anaheim, California 92801

* The reporting person also owns 1,000,000 shares of Series A Cumulative Redeemable Preferred Stock of CalComp Technology, Inc. See Item 3 below.

Item 2.  Identity and Background.
         ------------------------

   Lockheed Martin Corporation
   6801 Rockledge Drive
   Bethesda, Maryland 20817
   Incorporated in Maryland.

   Lockheed Martin Corporation ("Lockheed Martin") is a highly diversified global enterprise principally engaged in the conception, research, design, development, manufacture, integration and operation of advanced technology products and services for the United States government and private industry. Prior to the closing of the exchange of stock of CalComp Inc. for stock of Summagraphics Corporation (now, CalComp Technology, Inc.) on July 23, 1996 (the "Exchange"), CalComp Inc., a supplier of input and output computer graphics peripheral products, was a wholly-owned subsidiary of Lockheed Martin.

   Lockheed Martin has not, during the last five years, been convicted in a criminal proceeding. On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin, entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts.

   Lockheed Martin has not, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   The information regarding each of the directors and executive officers of the reporting person set forth in Schedule I is incorporated herein by reference. Except for Peter B. Teets who owns 38,400 shares of Common Stock and Walter E. Skowronski who owns 2,000 shares of Common Stock, to the best knowledge of Lockheed Martin, no director or executive officer owns any shares of Common Stock.

   To the knowledge of Lockheed Martin, during the last five years, none of the directors or executive officers of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.
         --------------------------------------------------

   Not applicable.

Item 4.  Purpose of Transaction.
         -----------------------

   On December 23, 1998, Lockheed Martin provided notice to CalComp Technology, Inc. and CalComp Inc. that Lockheed Martin would not increase existing credit capacity for CalComp Technology, Inc. and CalComp Inc. beyond the then available $43 million for continued funding of the operations of CalComp Technology, Inc. Lockheed Martin did indicate, however, that, while it was not obligated to do so, in the event that CalComp Technology, Inc. could not find other sources of funding, Lockheed Martin would consider negotiating an agreement to assist CalComp Technology, Inc. in a non-bankruptcy related winding-up of its business in an orderly fashion. On December 29, 1998, Lockheed Martin received notice that CalComp Technology, Inc. intended to submit its proposal for an orderly shut-down of its businesses on January 8, 1999 to Lockheed Martin.

   On January 14, 1999, Lockheed Martin, CalComp Technology, Inc., CalComp Inc. and Topaz Technologies, Inc. (collectively, the "Borrowers") entered into a Secured Demand Loan Facility pursuant to which Lockheed Martin has agreed to provide additional financing of up to $51,000,000 to the Borrowers for purposes of funding the orderly, non-bankruptcy winding up of the businesses of CalComp Technology, Inc. The obligations of the Borrowers under the Secured Demand Loan Facility are secured by a lien on all of the assets of each of the Borrowers granted by the Borrowers pursuant to a Security Agreement dated January 14, 1999. Each borrowing under the Secured Demand Loan Facility is subject to a number of conditions, including, without limitation, Lockheed Martin being satisfied with the progress of the shut-down of the businesses of CalComp Technology, Inc. and the absence of any Bankruptcy Event (as defined in the Secured Demand Loan Facility). In addition to the Secured Demand Loan Facility and related Security Agreement, the parties entered into a side letter agreement pursuant to which (i) the existing Cash Management Agreement dated July 23, 1996 between CalComp Technology, Inc. and Lockheed Martin, as amended (the "Cash Management Agreement"), was suspended and (ii) Lockheed Martin agreed to forebear from collecting any amounts outstanding under the Cash Management Agreement and the existing Amended and Restated Revolving Credit Agreement, as amended, prior to the Termination Date (as defined in the Secured Demand Loan Facility). A copy of the Secured Demand Loan Facility, the Security Agreement and the side letter agreement are attached hereto as Exhibits A, B and C, respectively.

   This Amendment No. 3 to Schedule 13D is being filed as a result of the execution of the Secured Demand Loan Facility and related documents on January 14, 1998.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

   Lockheed Martin is the record and beneficial owner of 40,742,957 shares (approximately 86.5%) of the issued and outstanding Common Stock of CalComp Technology, Inc., over which it has sole voting and dispositive power.

   Mr. Teets is the beneficial owner of 38,400 shares of Common Stock (less than 1%) over which he has sole voting and dispositive power.

   Mr. Skowronski is the beneficial owner of 2,000 shares of Common Stock (less than 1%) over which he has sole voting and dispositive power.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

   On March 29, 1998, in connection with certain agreements entered into between CalComp Technology, Inc. and Eastman Kodak Company ("Kodak"), Lockheed Martin and Kodak entered into a Shareholder Agreement (the "Shareholder Agreement") and an Agreement Relating to the Election of Directors (the "Election Agreement"). Under the terms of the Election Agreement, Lockheed Martin agreed, among other things, to vote its shares for the election of a Kodak-designated director to the Board of Directors of CalComp Technology, Inc. for a specified period of time. Under the terms of the Shareholder Agreement, Lockheed Martin granted Kodak certain rights in the event Lockheed Martin intends to sell 10% or more of the outstanding shares of Common Stock. For example, if Lockheed Martin intends to sell 10 % or more of the outstanding shares of CalComp Technology, Inc. other than in a public offering, Lockheed Martin is required to give Kodak written notice of all the material terms and conditions of the proposed transfer. Kodak shall have 30 days from receipt of the notice to elect in writing to purchase all such interest on the terms and conditions set forth in the notice, unless otherwise mutually agreed to in writing by Kodak and Lockheed Martin. If Kodak fails to exercise its right to purchase the Common Stock for which it receives notice, Lockheed Martin has the right to sell the securities that are the subject of the notice; provided, however, Lockheed Martin may not sell to a third party at a price lower than 95% of that specified in the notice to Kodak without offering Kodak the opportunity to purchase such interest at such lower price.

   On November 11, 1998, Lockheed Martin notified Kodak of its intent to sell the shares of Common Stock represented by this Schedule 13D to one or more persons in a private offering for a purchase price of $1.00 per share payable in cash or other suitable consideration at closing. Subsequent to that time, Kodak indicated to Lockheed Martin that Kodak did not deem the notice sufficient to trigger the 30-day right of first refusal described above. Kodak has not provided any notice that it intends to exercise its right of first refusal with respect to such notice nor has Lockheed Martin entered into any definitive agreement with respect to the sale of such shares.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         (a) Secured Demand Loan Facility dated January 14, 1999 by and among Lockheed Martin Corporation, CalComp Technology, Inc., CalComp Inc. and Topaz Technologies, Inc.

         (b) Security Agreement dated January 14, 1999 from CalComp Technology, Inc., CalComp Inc. and Topaz Technologies, Inc. for the benefit of Lockheed Martin Corporation.

         (c) Side-Letter agreement dated January 14, 1999 by and among Lockheed Martin Corporation, CalComp Technology, Inc. and CalComp Inc.

     SIGNATURE.   After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        LOCKHEED MARTIN CORPORATION


                                        /s/ Marian S. Block
                                        -------------------------------------
                                        By: Marian S. Block
                                            Vice President, Associate General
                                            Counsel and Assistant Secretary

Dated: January 20, 1999.

                                                                      SCHEDULE I

                              Executive Officers
Marcus C. Bennett                                   Arthur E. Johnson
James A. Blackwell, Jr.                             Todd J. Kallman
Vance D. Coffman                                    Frank H. Menaker, Jr.
Thomas A. Corcoran                                  Walter E. Skowronski
Robert R. Coutts                                    Robert J. Stevens
Philip J. Duke                                      Peter B. Teets


The principal occupation or employment of each of the above-listed Executive Officers is as an executive officer of Lockheed Martin Corporation. The business address of each of the above-referenced Executive Officers is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland 20817

                                Directors
Norman R. Augustine                                 Vincent N. Marafino
Professor, Princeton University                     Retired

Marcus C. Bennett                                   Eugene F. Murphy
See Above                                           Vice Chairman and Executive
                                                    Officer, General
                                                    Electric Company


Lynne V. Cheney                                     Allen E. Murray
Senior Fellow, American Enterprise                  Retired
Institute for
Public Policy Research

Vance D. Coffman                                    Frank Savage
                                                    Chairman, Alliance Capital
                                                    Management International

Houston I. Flournoy                                 Peter B. Teets
Special Assistant to the President for              See Above
Governmental Affairs, University of Southern
California

James F. Gibbons                                    Carlisle A. H. Trost
Special Counsel to the President for Industry       Retired
Relations, Stanford University

Edward E. Hood, Jr.                                 James R. Ukropina
Retired                                             Partner, O'Melveny & Myers

Caleb B. Hurtt                                      Douglas C. Yearley
Retired                                             Chairman of the Board and
                                                    Chief Executive Officer,
                                                    Phelps Dodge Corporation

Gwendolyn S. King
Retired

The business address of each of the above referenced Directors is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland 20817.

                              Schedule-1